UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of January, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐       No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton
Investor Relations	Corporate Communications
(781) 902-8033	(781) 902-8139
ir@iona.com	robert.morton@iona.com
IONA ANNOUNCES RETIREMENT OF JOHN CONROY
FROM BOARD OF DIRECTORS
Non-executive Directors Jim Maikranz and Bruce Ryan Appointed to Audit and Nominating Committees Respectively
DUBLIN, Ireland & WALTHAM, Mass. — January 25, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, announced that today Mr. John Conroy retired from the Company’s Board of Directors. Mr. Conroy was first elected to IONA’s Board in 2001. Immediately following Mr. Conroy’s retirement, Director Jim Maikranz has been appointed to the Company’s Audit Committee and Director Bruce Ryan has been appointed to the Nominating and Corporate Governance Committee.
“I’ve thoroughly enjoyed my tenure on IONA’s Board of Directors and working with the IONA team. I am confident that IONA is very well positioned to take advantage of the growing demand for distributed SOA infrastructure solutions and I know the Company will continue to excel as I focus my attention on other endeavours.” explained Mr. Conroy.
“We thank John for his years of service and his contribution to IONA and we wish him well in the future,” commented Kevin Melia, Chairman of IONA’s Board of Directors.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables customers to leverage distributed service-oriented architecture to streamline and modernize IT environments. The Celtix™ family of open source SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of open source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
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IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Celtix, Celtix Enterprise and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: January 25, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer